Exhibit (a)(1)(J)

ReWalk Robotics Ltd.

Form of email to employees in Israel regarding update on Israel Tax Authority ruling for the Exchange Offer

Subject: Equity Exchange Program – Update on Israel Tax Authority Ruling

Dear ReWalk Employee,

We are writing with an important update regarding the one-time equity exchange program (the “Exchange Offer”) offered by ReWalk Robotics Ltd. On September 26, 2017, we received a signed ruling from the Israel Tax Authority satisfying our request that the Exchange Offer not be considered a taxable event under Israeli law. This ruling effectively confirms the tax consequences disclosed in the “Offer to Exchange” dated September 6, 2017 (the “Offer to Exchange”) under “Israeli Income Tax Consequences—Anticipated Israel Tax Authority Ruling.”

As previously disclosed, the Exchange Offer commenced on September 6, 2017 and will expire at 4:59 p.m., New York time (11:59 p.m., Israel time), on October 4, 2017 (or such later date as may apply if the Exchange Offer is extended). Please remember that participation in this Exchange Offer is strictly voluntary. Neither ReWalk nor the Board of Directors of ReWalk is making any recommendation as to whether or not you should participate. Participation carries risks, and there is no guarantee that, if you ultimately elect to participate in the Exchange Offer, you will receive greater value from the new restricted share units than from your currently held eligible options to purchase ordinary shares (the “Eligible Options”). As a result, you must make your own decision regarding your participation.

If you wish to participate in the Exchange Offer (either by electing to include your Eligible Options or withdrawing a previous election), you must notify us by 4:59 p.m., New York time (11:59 p.m., Israel time) on October 4, 2017 (or such later date as may apply if the Exchange Offer is extended). You must notify us in the manner described in the “Offer to Exchange” and other materials in the Tender Offer Statement on Schedule TO (collectively, the “Tender Offer Documents”), filed with the Securities and Exchange Commission (the “SEC”), which were previously provided to you and can be accessed at www.sec.gov. The Tender Offer Documents are also re-attached to this email for ease of reference.

If we do not receive your completed and signed Notice of Election (a form of which is attached to this email) by 4:59 p.m., New York time (11:59 p.m., Israel time) on October 4, 2017 (or such later date as may apply if the Exchange Offer is extended), you will be treated as having chosen not to participate in the Exchange Offer and your Eligible Options will remain outstanding on their pre-existing terms and conditions.

This notice does not constitute the Offer to Exchange document. You should read the Tender Offer Statement on Schedule TO and exhibits, including the “Offer to Exchange” document, dated September 6, 2017, because they contain important information about the Exchange Offer. You can access these documents at the SEC’s website at www.sec.gov, and they are also re-attached to this email. Neither ReWalk Robotics Ltd. nor its board of directors is making any recommendation as to whether or not you should participate in the Exchange Offer. You must make your own decision as to whether or not to participate, and ReWalk strongly recommends that you consult with your own legal, financial and tax advisor(s) in relation to any questions concerning the Exchange Offer including any personal tax implications or otherwise.

Regards,

Kevin Hershberger

Chief Financial Officer

ReWalk Robotics Ltd.